

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2011

Mr. Henry Fong
Principal Executive Officer and
Principal Financial Officer
AlumiFuel Power Corp
7315 East Peakview Avenue
Englewood, CO 80111

> **Re:** **AlumiFuel Power Corp**
> **Item 4.01 Form 8-K**
> **Filed February 18, 2011**
> **File No. 333-57946**

Dear Mr. Fong:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. The current disclosure states that "the Company's Board of Directors took action to replace its current certifying accountants". Please amend your Form 8-K to explicitly state whether your former auditor resigned, declined to stand for re-election, or was dismissed. Also, indicate whether the decision to change auditors was recommended or approved by your board of directors. Refer to Item 304(a)(1)(i) and (iii).

2. Please amend your filing to explicitly state, if true, that during the fiscal years ended December 31, 2010 and 2009, and in the subsequent interim period through February 14, 2011, the date of the dismissal of the former accountant, there were no disagreements with Cordovano and Honeck LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope and procedure which, if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement in connection with its report. The current disclosure states "as of February 14, 2011".

3.   You state "The report of the independent registered public accounting firm of Cordovano & Honeck, LLP as of and for the years ended December 31, 2009 and January 31, 2008 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to audit scope or accounting principle." We note that the fiscal year ended December 31, 2008 was audited by Hawkins Accounting. Please clarify for us whether Hawkins Accounting is associated with RR Hawkins & Associates International, PSC, and if so, amend your filing to clarify the representations made in your Form 8-K pursuant to Item 304(a)(2).

4.   You indicate that Cordovano and Honeck LLP disclosed an uncertainty of the Registrant to continue as a going concern in your Form 10-K filed on April 15, 2010. Please revise your disclosure to provide a description of nature of their going concern conclusion. Refer to Item 304(a)(1)(ii) of Regulation S-K.

5.   Upon amending your filing, please include, as Exhibit 16, an updated letter from your accountants, as required by Item 304(a)(3) of Regulation S-K. Please ensure that your accountants date their letter.

        As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3658.

Sincerely,

Tabatha Akins
Staff Accountant